

March 11, 2015

<u>Via E-mail</u>
James Hooke
Chief Executive Officer
Macquarie Infrastructure Company LLC
125 West 55th Street
New York, NY 10019

> **Re:** **Macquarie Infrastructure Company LLC**
> **Registration Statement on Form S-4**
> **Filed February 18, 2015**
> **File No. 333-202162**

Dear Mr. Hooke:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-4 Filed February 18, 2015</u>

<u>General</u>

1. MIC LLC is engaging in a solicitation subject to Regulation 14A in connection with its reorganization, which will cause its LLC interests to no longer be listed on the New York Stock Exchange. You appear to be relying on the exemption set forth in Rule 13e-3(g)(2) with respect to this Rule 13e-3 transaction; however, as the Commission noted in Question 9 of Release No. 34-17719, transactions in which affiliates receive forms or amounts of consideration differing from that offered to the unaffiliated security holders do not provide the unaffiliated security holders with the equal treatment contemplated by the exception. Please provide in your response a detailed analysis as to how you concluded that MIC Corp. is not granting any additional rights to the manager through the special stock issuance. We note, by way of example only, the approval rights with

respect to the preferred stock and the redemption rights. Please also provide an analysis as to how the transaction is consistent with Rule 13e-3, even if additional rights are not being granted to the manager, given that the manager is receiving a form of consideration different from that offered to unaffiliated security holders.

2.   We note that you incorporate by reference your annual report on Form 10-K for the fiscal year ended December 31, 2014. However, the 10-K incorporates information from the company's definitive proxy statement which has not yet been filed. Before you request acceleration of effectiveness of the registration statement, please either amend the 10-K to include Part III information or file the definitive proxy statement.

Comparison of Rights of Shareholders Before and After the Conversion, page 44

3.   Please provide an analysis as to whether any material changes described in the section entitled "Comparison of Right of Shareholders Before and After the Conversion" should be unbundled under Rule 14a-4(a)(3).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844, or Laura Nicholson, Senior Counsel, at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director